Exhibit 2

2017
FIRST QUARTER RESULTS
Stock Listing Information NYSE (ADS) Ticker: CX
Mexican Stock Exchange
Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1
Investor Relations
In the United States:
+ 1 877 7CX NYSE In Mexico:
+ 52 (81) 8888 4292
E-Mail:
ir@cemex.com

Operating and financial highlights

	January – March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Consolidated cement volume	15,569	15,622	(0%)		15,569	15,622	(0%)	
Consolidated ready-mix volume	12,218	11,725	4%		12,218	11,725	4%	
Consolidated aggregates volume	34,573	33,394	4%		34,573	33,394	4%	
Net sales	3,137	3,114	1%	6%	3,137	3,114	1%	6%
Gross profit	1,009	1,012	(0%)	6%	1,009	1,012	(0%)	6%
as % of net sales	32.2%	32.5%	(0.3pp)		32.2%	32.5%	(0.3pp)	
Operating earnings before other expenses, net	351	353	(1%)	3%	351	353	(1%)	3%
as % of net sales	11.2%	11.3%	(0.1pp)		11.2%	11.3%	(0.1pp)	
Controlling interest net income (loss)	336	35	847%		336	35	847%	
Operating EBITDA	559	570	(2%)	2%	559	570	(2%)	2%
as % of net sales	17.8%	18.3%	(0.5pp)		17.8%	18.3%	(0.5pp)	
Free cash flow after maintenance capital expenditures	(153)	8	N/A		(153)	8	N/A	
Free cash flow	(181)	(35)	(412%)		(181)	(35)	(412%)	
Total debt plus perpetual notes	12,603	15,999	(21%)		12,603	15,999	(21%)	
Earnings (loss)of continuing operations per ADS	0.14	0.02	464%		0.14	0.02	464%	
Fully diluted earnings (loss) of continuing operations per ADS [(1)]	0.14	0.02	457%		0.14	0.02	457%	
Average ADSs outstanding	1,490.5	1,482.6	1%		1,490.5	1,482.6	1%	
Employees	40,550	41,185	(2%)		40,550	41,185	(2%)	

This information does not include discontinued operations. Please see page 14 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[(1)]For 2016, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2017 reached US$3.1 billion, representing an increase of 1%, or an increase of 6% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the first quarter of 2016. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico and our Europe and South, Central America and the Caribbean regions.

Cost of sales as a percentage of net sales increased by 0.3pp during the first quarter of 2017 compared with the same period last year, from 67.5% to 67.8%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales decreased by 0.2pp during the first quarter of 2017 compared with the same period last year, from 21.2% to 21.0%. The decrease was mainly driven by our cost reduction initiatives.

Operating EBITDA decreased by 2% to US$559 million or increased 2% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations during the first quarter of 2017 compared with the same period last year. The increase on a like to like basis was mainly due to higher contributions in Mexico and USA.

Operating EBITDA margin decreased by 0.5pp from 18.3% in the first quarter of 2016 to 17.8% this quarter.

Other expenses, net, for the quarter was an income of US$140 million, which mainly includes the net gain on sale of assets in the U.S.

Gain (loss) on financial instruments for the quarter was a gain of US$ 98 million, resulting mainly from the gain on sale of a stake in Grupo Cementos de Chihuahua.

Foreign exchange result for the quarter was a loss of US$66 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Discontinued operations for the quarter reached US$152 million, which mainly include a gain on sale of assets in the U.S.

Controlling interest net income (loss) was a gain of US$336 million in the first quarter of 2017 versus a gain of US$35 million in the same quarter of 2016. The income primarily reflects higher operating earnings, lower financial expenses, better results from financial instruments and a positive effect in discontinued operations, partially offset by a foreign exchange loss, higher income tax and higher non-controlling interest net income.

Total debt plus perpetual notes decreased by US$470 million during the quarter.

2017 First Quarter Results Page 2

Operating results

Mexico

	January - March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	725	633	15%	28%	725	633	15%	28%
Operating EBITDA	267	227	18%	31%	267	227	18%	31%
Operating EBITDA margin	36.8%	35.9%	0.9pp		36.8%	35.9%	0.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	10%	10%	7%	7%	4%	4%
Price (USD)	8%	8%	(1%)	(1%)	6%	6%
Price (local currency)	20%	20%	10%	10%	17%	17%

In Mexico, our domestic gray cement, ready mix and aggregates volumes increased by 10%, 7%, and 4%, respectively, during the quarter versus the same period last year. Domestic gray cement prices in local currency increased on a year over year and sequential basis by 20% and 9%, respectively, during the quarter.

Cement volume growth during the quarter benefited from improved volumes in all of our main demand sectors, a low base of comparison versus the same period last year, as well as 2 additional working days. In the industrial-and-commercial sector, construction of shopping malls, hotels, warehouses, as well as some manufacturing projects, was supported by consumption growth. The self-construction sector was sustained by sound economic indicators including remittances, job creation and consumption credit. In the formal residential sector, double-digit growth in private bank mortgage lending supported higher value, more cement-intensive home investment, and compensated a decline in affordable housing. The infrastructure sector was supported by our participation in specific projects like the final phase of the Apaseo - Palmillas highway in the state of Querétaro.

United States

	January – March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	834	849	(2%)	2%	834	849	(2%)	2%
Operating EBITDA	118	96	22%	32%	118	96	22%	32%
Operating EBITDA margin	14.1%	11.4%	2.7pp		14.1%	11.4%	2.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(5%)	(5%)	(5%)	(5%)	(7%)	(7%)
Price (USD)	3%	3%	3%	3%	5%	5%
Price (local currency)	3%	3%	3%	3%	5%	5%

In the United States, our domestic gray cement and ready-mix volumes decreased by 5%, while our aggregates volumes decreased by 7%, during the first quarter of 2017 and compared to the same period last year. On a like-to-like basis, excluding volumes related to the cement plants sold in Odessa and Fairborn, domestic gray cement volumes remained flat during the quarter compared with the same period last year. Ready-mix and aggregates volumes on a like-to-like basis, excluding the West Texas operations, declined by 4% and 5%, respectively, during the quarter and on a year-over-year basis. On a like-to-like and sequential basis, domestic gray cement prices increased by 2% during the quarter reflecting the implementation of our January price increases in Florida, Colorado and the North Atlantic.

Our year-over-year volume performance reflects a difficult base of comparison in the first quarter 2016, which had the highest quarterly volume growth since 2013. Additionally, first quarter 2017 volumes were impacted by significant precipitation in our western states. In the residential sector housing starts increased 8% during the quarter, supported by wage growth, job creation, low inventories, positive consumer sentiment, and improved lending conditions. Construction spending in the industrial-and-commercial sector increased 8% year-to-date February, with growth in office and lodging. On the infrastructure sector, streets-and-highways spending started slow this year with a 9% decline year-to-date February. The weakness in this sector is attributable to the benign winter weather of the prior year where infrastructure projects were brought forward into first quarter as well as reduced state and local highway expenditures.

2017 First Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	480	422	14%	(1%)	480	422	14%	(1%)
Operating EBITDA	133	136	(2%)	(15%)	133	136	(2%)	(15%)
Operating EBITDA margin	27.8%	32.3%	(4.5pp)		27.8%	32.3%	(4.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	13%	13%	1%	1%	7%	7%
Price (USD)	(1%)	(1%)	5%	5%	6%	6%
Price (local currency)	(3%)	(3%)	1%	1%	1%	1%

Our domestic gray cement volumes in the region increased by 13% during the first quarter of 2017 versus the comparable period last year. On a like-to-like basis, including the operations of Trinidad Cement Limited, which CEMEX began consolidating starting in February 2017, domestic gray cement and aggregates volumes increased 2% and 4%, respectively, while ready-mix volumes remained flat, during the quarter and on a year-over-year basis.

In Colombia, during the first quarter and on a year-over-year basis, our domestic gray cement, ready-mix, and aggregates volumes decreased by 2%, 4%, and 6%, respectively. Cement consumption during the quarter was affected by the macroeconomic challenges that the country is facing. Despite the soft demand environment, we estimate that our cement market position during the quarter remained practically unchanged compared to that of the first and fourth quarter of last year. Our quarterly cement prices, both on a year-over-year and sequential basis, were affected by difficult competitive dynamics and a soft demand market environment.

Europe

	January - March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	711	729	(2%)	5%	711	729	(2%)	5%
Operating EBITDA	33	52	(37%)	(30%)	33	52	(37%)	(30%)
Operating EBITDA margin	4.6%	7.1%	(2.5pp)		4.6%	7.1%	(2.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	6%	6%	13%	13%	11%	11%
Price (USD)	(7%)	(7%)	(7%)	(7%)	(10%)	(10%)
Price (local currency)	(1%)	(1%)	(1%)	(1%)	(2%)	(2%)

In the Europe region, our domestic gray cement, ready-mix and aggregates volumes increased by 6%, 13%, and 11%, respectively, during the first quarter of 2017 on a year-over-year basis.

In the United Kingdom, our domestic gray cement volumes decreased 10%, while ready-mix volumes increased 5% and aggregates volumes remained flat, during the first quarter of 2017 on a year-over-year basis. Our cement volume decline reflects a high base of comparison due to non-recurring industry sales in the same period last year. Cement volume during the quarter was driven by the residential sector and the commercial segment of the industrial and commercial sector.

2017 First Quarter Results Page 4

Operating results

In Spain, our domestic gray cement, ready-mix and aggregates volumes increased 19%, 1%, and 38%, respectively, during the quarter and on a year-over-year basis. Our cement volume growth during the quarter reflects continued activity in the residential sector, a reactivation of the industrial-and-commercial sector, as well as 3 additional working days. The residential sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. The industrial-and-commercial sector reactivation during the quarter was supported by the recent growth in construction permits.

In Germany, our domestic gray cement, ready-mix and aggregates volumes increased 12%, 14%, and 9%, respectively, during the first quarter of 2017 compared with the same period of last year. Volume growth in our three core products reflects increased infrastructure activity as well as 3 additional working days. The residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration.

In Poland, domestic gray cement, ready-mix and aggregates volumes for our operations increased 8%, 29%, and 80%, respectively, during the first quarter versus the comparable period in 2016. Our cement prices increased on year-over-year basis by 2% during the quarter. Higher volumes during the quarter reflect the acceleration of delayed infrastructure projects, favorable weather conditions and additional working days. In addition, ready-mix volume growth reflects 2 new plants which started operations in the second quarter of last year, while aggregates volumes include increased trading activity.

In our operations in France, ready-mix and aggregates volumes increased by 14% and 20%, respectively, during the first quarter and on a year-over-year basis. Volume growth during the quarter reflects the continuation of the positive trends observed last year, as well as 2 additional working days. The residential and industrial-and-commercial sectors were the main drivers of demand during the quarter. The residential sector was supported by low interest rates and government's initiatives including a buy-to-let program and zero-rates loans for first time buyers.

Asia, Middle East and Africa

	January - March				First Quarter			
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	326	408	(20%)	(8%)	326	408	(20%)	(8%)
Operating EBITDA	64	104	(38%)	(26%)	64	104	(38%)	(26%)
Operating EBITDA margin	19.6%	25.4%	(5.8pp)		19.6%	25.4%	(5.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(19%)	(19%)	5%	5%	12%	12%
Price (USD)	(23%)	(23%)	(1%)	(1%)	7%	7%
Price (local currency)	2%	2%	0%	0%	3%	3%

Our domestic gray cement volumes in the Asia, Middle East and Africa region decreased 19% during the first quarter on a year-over-year basis.

In the Philippines, our domestic gray cement volumes decreased 9% during the first quarter of 2017, versus the comparable period of last year. Our volumes during the first quarter were affected by adverse weather conditions with 24 additional downtime days compared with the same quarter last year. In addition, first quarter of 2016 is a high base of comparison with high construction activity prior to the elections.

In Egypt, our domestic gray cement volumes decreased 32% during the first quarter of 2017, versus the comparable period of previous year. This reflects a high base of comparison with the same period last year, reduced consumer purchasing power due to high inflation, government efforts to curb inflation, as well as difficult competitive dynamics. During the quarter, our cement prices increased 16% on a year-over-year basis. Government projects related to the Suez Canal tunnels and port platforms in the city of Port Said, as well housing complexes continued during the quarter, albeit at a slower pace.

2017 First Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2017	2016	% Var	2017	2016	% Var
Operating earnings before other expenses, net	351	353	(0%)	351	353	(0%)
+ Depreciation and operating amortization	207	217		207	217	
Operating EBITDA	559	570	(2%)	559	570	(2%)
- Net financial expense	224	269		224	269	
- Maintenance capital expenditures	58	56		58	56	
- Change in working capital	371	206		371	206	
- Taxes paid	49	56		49	56	
- Other cash items (net)	12	(11)		12	(11)	
- Free cash flow discontinued operations	(3)	(14)		(3)	(14)	
Free cash flow after maintenance capital expenditures	(153)	8	N/A	(153)	8	N/A
- Strategic capital expenditures	28	44		28	44	
Free cash flow	(181)	(35)	(412%)	(181)	(35)	(412%)

During the quarter, proceeds from asset divestments were applied to reduce debt, to meet first quarter 2017 free cash flow deficit and to other corporate purposes.

Our debt during the quarter reflects a negative foreign exchange conversion effect of US$46 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2017	2016	% Var	2016
Total debt [1]	12,164	15,555	(22%)	12,635
Short-term	7%	0%		1%
Long-term	93%	100%		99%
Perpetual notes	439	444	(1%)	438
Cash and cash equivalents	435	1,273	(66%)	558
Net debt plus perpetual notes	12,168	14,726	(17%)	12,516
Consolidated funded debt [2]/EBITDA [3]	4.07	5.17		4.22
Interest coverage [3][4]	3.30	2.68		3.18

	First Quarter	
	2017	2016
Currency denomination		
US dollar	74%	83%
Euro	22%	16%
Mexican peso	1%	0%
Other	3%	0%
Interest rate		
Fixed	74%	75%
Variable	26%	25%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of March 31, 2017 was US$11,258 million, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2017 First Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	14,041,040,345
End-of-quarter CPO-equivalent units outstanding	14,041,040,345

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of March 31, 2017 were 19,751,229.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 227 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2017, our executives held 26,715,104 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

	First Quarter				Fourth Quarter	
	2017		2016		2016	
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives [1]	639	(22)	224	(8)	80	–
Equity related derivatives [2] [5]	461	36	690	38	576	26
Interest rate swaps [3]	147	22	157	33	147	23
Fuel derivatives [4]	78	7	29	1	77	15
	1,325	43	1,100	64	880	64

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from expected sale of assets.*

(2) *Equity derivatives related with options on the Parent Company own shares.*

(3) *Interest-rate swap related to our long-term energy contracts.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of March 31, 2017 and 2016 includes a liability of US$41 million and US$26 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Note: Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2017, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$43 million, including a liability of US$41 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

2017 First Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - March				First Quarter			
INCOME STATEMENT	**2017**	**2016**	**% Var.**	**like-to-like % Var.***	**2017**	**2016**	**% Var.**	**like-to-like % Var.***
Net sales	3,136,603	3,113,943	1%	6%	3,136,603	3,113,943	1%	6%
Cost of sales	(2,127,150)	(2,101,570)	(1%)		(2,127,150)	(2,101,570)	(1%)	
Gross profit	1,009,453	1,012,373	(0%)	6%	1,009,453	1,012,373	(0%)	6%
Operating expenses	(658,280)	(659,091)	0%		(658,280)	(659,091)	0%	
Operating earnings before other expenses, net	351,173	353,282	(1%)	3%	351,173	353,282	(1%)	3%
Other expenses, net	140,026	(14,476)	N/A		140,026	(14,476)	N/A	
Operating earnings	491,199	338,806	45%		491,199	338,806	45%	
Financial expense	(268,507)	(270,065)	1%		(268,507)	(270,065)	1%	
Other financial income (expense), net	23,833	17,783	34%		23,833	17,783	34%	
Financial income	4,718	7,710	(39%)		4,718	7,710	(39%)	
Results from financial instruments, net	97,776	22,255	339%		97,776	22,255	339%	
Foreign exchange results	(65,946)	2,620	N/A		(65,946)	2,620	N/A	
Effects of net present value on assets and liabilities and others, net	(12,715)	(14,802)	14%		(12,715)	(14,802)	14%	
Equity in gain (loss) of associates	2,078	2,404	(14%)		2,078	2,404	(14%)	
Income (loss) before income tax	248,603	88,927	180%		248,603	88,927	180%	
Income tax	(45,258)	(41,271)	(10%)		(45,258)	(41,271)	(10%)	
Profit (loss) of continuing operations	203,346	47,656	327%		203,346	47,656	327%	
Discontinued operations	151,659	1,199	12553%		151,659	1,199	12553%	
Consolidated net income (loss)	355,005	48,855	627%		355,005	48,855	627%	
Non-controlling interest net income (loss)	19,101	13,398	43%		19,101	13,398	43%	
Controlling interest net income (loss)	335,904	35,457	847%		335,904	35,457	847%	
Operating EBITDA	558,642	570,242	(2%)	2%	558,642	570,242	(2%)	2%
Earnings (loss) of continued operations per ADS	0.14	0.02	464%		0.14	0.02	464%	
Earnings (loss) of discontinued operations per ADS	0.10	-	12485%		0.10	-	12485%	

	As of March 31		
BALANCE SHEET	**2017**	**2016**	**% Var.**
Total assets	29,133,576	32,193,030	(10%)
Cash and cash equivalents	434,506	1,273,055	(66%)
Trade receivables less allowance for doubtful accounts	1,645,603	1,724,970	(5%)
Other accounts receivable	304,065	281,517	8%
Inventories, net	995,325	1,052,331	(5%)
Assets held for sale	609,254	405,137	50%
Other current assets	204,834	243,279	(16%)
Current assets	4,193,587	4,980,288	(16%)
Property, machinery and equipment, net	11,500,855	12,347,267	(7%)
Other assets	13,439,133	14,865,475	(10%)
Total liabilities	19,050,714	22,839,596	(17%)
Liabilities held for sale	60,457	70,594	(14%)
Other current liabilities	4,650,097	4,010,713	16%
Current liabilities	4,710,554	4,081,307	15%
Long-term liabilities	10,691,136	14,310,191	(25%)
Other liabilities	3,649,023	4,448,098	(18%)
Total Stockholder's equity	10,082,862	9,353,434	8%
Non-controlling interest and perpetual instruments	1,448,083	1,177,814	23%
Total Controlling interest	8,634,779	8,175,620	6%

2017 First Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - March			First Quarter		
INCOME STATEMENT	2017	2016	% Var.	2017	2016	% Var.
Net sales	62,387,034	55,583,888	12%	62,387,034	55,583,888	12%
Cost of sales	(42,309,005)	(37,513,032)	(13%)	(42,309,005)	(37,513,032)	(13%)
Gross profit	20,078,029	18,070,856	11%	20,078,029	18,070,856	11%
Operating expenses	(13,093,197)	(11,764,769)	(11%)	(13,093,197)	(11,764,769)	(11%)
Operating earnings before other expenses, net	6,984,833	6,306,087	11%	6,984,833	6,306,087	11%
Other expenses, net	2,785,112	(258,393)	N/A	2,785,112	(258,393)	N/A
Operating earnings	9,769,945	6,047,693	62%	9,769,945	6,047,693	62%
Financial expense	(5,340,597)	(4,820,665)	(11%)	(5,340,597)	(4,820,665)	(11%)
Other financial income (expense), net	474,043	317,419	49%	474,043	317,419	49%
Financial income	93,843	137,616	(32%)	93,843	137,616	(32%)
Results from financial instruments, net	1,944,764	397,245	390%	1,944,764	397,245	390%
Foreign exchange results	(1,311,666)	46,773	N/A	(1,311,666)	46,773	N/A
Effects of net present value on assets and liabilities and others, net	(252,899)	(264,215)	4%	(252,899)	(264,215)	4%
Equity in gain (loss) of associates	41,330	42,907	(4%)	41,330	42,907	(4%)
Income (loss) before income tax	4,944,721	1,587,355	212%	4,944,721	1,587,355	212%
Income tax	(900,175)	(736,689)	(22%)	(900,175)	(736,689)	(22%)
Profit (loss) of continuing operations	4,044,546	850,666	375%	4,044,546	850,666	375%
Discontinued operations	3,016,499	21,395	13999%	3,016,499	21,395	13999%
Consolidated net income (loss)	7,061,045	872,062	710%	7,061,045	872,062	710%
Non-controlling net income (loss)	379,909	239,160	59%	379,909	239,160	59%
Controlling net income (loss)	6,681,135	632,902	956%	6,681,135	632,902	956%
Operating EBITDA	11,111,382	10,178,819	9%	11,111,382	10,178,819	9%
Earnings (loss) of continued operations per ADS	2.73	0.43	528%	2.73	0.43	528%
Earnings (loss) of discontinued operations per ADS	2.02	0.01	13924%	2.02	0.01	13924%

	As of March 31		
BALANCE SHEET	2017	2016	% Var.
Total assets	545,671,873	556,295,551	(2%)
Cash and cash equivalents	8,138,298	21,998,388	(63%)
Trade receivables less allowance for doubtful accounts	30,822,153	29,807,482	3%
Other accounts receivable	5,695,144	4,864,607	17%
Inventories, net	18,642,428	18,184,273	3%
Assets held for sale	11,411,324	7,000,766	63%
Other current assets	3,836,545	4,203,858	(9%)
Current assets	78,545,893	86,059,374	(9%)
Property, machinery and equipment, net	215,411,012	213,360,777	1%
Other assets	251,714,968	256,875,400	(2%)
Total liabilities	356,819,868	394,668,214	(10%)
Liabilities held for sale	1,132,359	1,219,865	(7%)
Other current liabilities	87,096,320	69,305,125	26%
Current liabilities	88,228,679	70,524,990	25%
Long-term liabilities	200,244,984	247,280,094	(19%)
Other liabilities	68,346,204	76,863,130	(11%)
Total stockholders' equity	188,852,005	161,627,337	17%
Non-controlling interest and perpetual instruments	27,122,591	20,352,622	33%
Total controlling interest	161,729,414	141,274,715	14%

2017 First Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

NET SALES	January - March 2017	January - March 2016	% Var.	like-to-like % Var. *	First Quarter 2017	First Quarter 2016	% Var.	like-to-like % Var. *
Mexico	725,365	633,072	15%	28%	725,365	633,072	15%	28%
U.S.A.	833,888	848,520	(2%)	2%	833,888	848,520	(2%)	2%
South, Central America and the Caribbean	479,710	421,832	14%	(1%)	479,710	421,832	14%	(1%)
Europe	710,910	728,507	(2%)	5%	710,910	728,507	(2%)	5%
Asia, Middle East and Africa	326,014	407,659	(20%)	(8%)	326,014	407,659	(20%)	(8%)
Others and intercompany eliminations	*60,716*	*74,352*	*(18%)*	*5%*	*60,716*	*74,352*	*(18%)*	*5%*
TOTAL	3,136,603	3,113,943	1%	6%	3,136,603	3,113,943	1%	6%

GROSS PROFIT	January - March 2017	January - March 2016	% Var.	like-to-like % Var. *	First Quarter 2017	First Quarter 2016	% Var.	like-to-like % Var. *
Mexico	376,731	322,776	17%	30%	376,731	322,776	17%	30%
U.S.A.	196,415	188,397	4%	8%	196,415	188,397	4%	8%
South, Central America and the Caribbean	187,713	178,958	5%	(7%)	187,713	178,958	5%	(7%)
Europe	142,294	163,991	(13%)	(5%)	142,294	163,991	(13%)	(5%)
Asia, Middle East and Africa	105,115	138,340	(24%)	(12%)	105,115	138,340	(24%)	(12%)
Others and intercompany eliminations	*1,186*	*19,912*	(94%)	161%	*1,186*	*19,912*	(94%)	161%
TOTAL	1,009,453	1,012,373	(0%)	6%	1,009,453	1,012,373	(0%)	6%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET	January - March 2017	January - March 2016	% Var.	like-to-like % Var. *	First Quarter 2017	First Quarter 2016	% Var.	like-to-like % Var. *
Mexico	238,426	194,146	23%	36%	238,426	194,146	23%	36%
U.S.A.	28,950	5,896	391%	N/A	28,950	5,896	391%	N/A
South, Central America and the Caribbean	111,489	117,920	(5%)	(19%)	111,489	117,920	(5%)	(19%)
Europe	(11,013)	4,299	N/A	N/A	(11,013)	4,299	N/A	N/A
Asia, Middle East and Africa	48,594	84,495	(42%)	(33%)	48,594	84,495	(42%)	(33%)
Others and intercompany eliminations	*(65,272)*	*(53,474)*	*(22%)*	*(35%)*	*(65,272)*	*(53,474)*	*(22%)*	*(35%)*
TOTAL	351,173	353,282	(1%)	3%	351,173	353,282	(1%)	3%

2017 First Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2017	2016	% Var.	% Var. *	2017	2016	% Var.	% Var. *
Mexico	267,063	227,081	18%	31%	267,063	227,081	18%	31%
U.S.A.	117,642	96,451	22%	32%	117,642	96,451	22%	32%
South, Central America and the Caribbean	133,286	136,139	(2%)	(15%)	133,286	136,139	(2%)	(15%)
Europe	32,827	51,722	(37%)	(30%)	32,827	51,722	(37%)	(30%)
Asia, Middle East and Africa	63,892	103,505	(38%)	(26%)	63,892	103,505	(38%)	(26%)
Others and intercompany eliminations	*(56,068)*	*(44,657)*	*(26%)*	*(41%)*	*(56,068)*	*(44,657)*	*(26%)*	*(41%)*
TOTAL	558,642	570,242	(2%)	2%	558,642	570,242	(2%)	2%

OPERATING EBITDA MARGIN	2017	2016	2017	2016
Mexico	36.8%	35.9%	36.8%	35.9%
U.S.A.	14.1%	11.4%	14.1%	11.4%
South, Central America and the Caribbean	27.8%	32.3%	27.8%	32.3%
Europe	4.6%	7.1%	4.6%	7.1%
Asia, Middle East and Africa	19.6%	25.4%	19.6%	25.4%
TOTAL	17.8%	18.3%	17.8%	18.3%

2017 First Quarter Results

Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2017	2016	% Var.	2017	2016	% Var.
Consolidated cement volume [1]	15,569	15,622	(0%)	15,569	15,622	(0%)
Consolidated ready-mix volume	12,218	11,725	4%	12,218	11,725	4%
Consolidated aggregates volume	34,573	33,394	4%	34,573	33,394	4%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2017 Vs. 2016	First Quarter 2017 Vs. 2016	First Quarter 2017 Vs. Fourth Quarter 2016
Mexico	10%	10%	(5%)
U.S.A.	(5%)	(5%)	(10%)
South, Central America and the Caribbean	13%	13%	13%
Europe	6%	6%	(8%)
Asia, Middle East and Africa	(19%)	(19%)	(1%)

READY-MIX VOLUME			
Mexico	7%	7%	(8%)
U.S.A.	(5%)	(5%)	(4%)
South, Central America and the Caribbean	1%	1%	6%
Europe	13%	13%	(10%)
Asia, Middle East and Africa	5%	5%	9%

AGGREGATES VOLUME			
Mexico	4%	4%	(13%)
U.S.A.	(7%)	(7%)	(8%)
South, Central America and the Caribbean	7%	7%	9%
Europe	11%	11%	(9%)
Asia, Middle East and Africa	12%	12%	(3%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2017 First Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2017 Vs. 2016	First Quarter 2017 Vs. 2016	First Quarter 2017 Vs. Fourth Quarter 2016
Mexico	8%	8%	10%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	(1%)	(1%)	4%
Europe (*)	(7%)	(7%)	2%
Asia, Middle East and Africa (*)	(23%)	(23%)	(10%)

READY-MIX PRICE			
Mexico	(1%)	(1%)	6%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	5%	5%	4%
Europe (*)	(7%)	(7%)	4%
Asia, Middle East and Africa (*)	(1%)	(1%)	3%

AGGREGATES PRICE			
Mexico	6%	6%	11%
U.S.A.	5%	5%	5%
South, Central America and the Caribbean (*)	6%	6%	3%
Europe (*)	(10%)	(10%)	7%
Asia, Middle East and Africa (*)	7%	7%	4%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2017 Vs. 2016	First Quarter 2017 Vs. 2016	First Quarter 2017 Vs. Fourth Quarter 2016
Mexico	20%	20%	9%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	(3%)	(3%)	3%
Europe (*)	(1%)	(1%)	1%
Asia, Middle East and Africa (*)	2%	2%	(4%)

READY-MIX PRICE			
Mexico	10%	10%	5%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	1%	1%	2%
Europe (*)	(1%)	(1%)	4%
Asia, Middle East and Africa (*)	0%	0%	1%

AGGREGATES PRICE			
Mexico	17%	17%	9%
U.S.A.	5%	5%	5%
South, Central America and the Caribbean (*)	1%	1%	1%
Europe (*)	(2%)	(2%)	6%
Asia, Middle East and Africa (*)	3%	3%	0%

(*) Volume weighted-average price.

2017 First Quarter Results

Page 13

Other information

Mexican Tax Reform 2016

In October 2015, a new tax reform approved by Congress (the "new tax reform") which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$784 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$537 million, as of December 31, 2015, the Parent Company's liability was reduced to approximately US$192 million. After payments made in 2016 the liability as of December 31, 2016 is US$151 million. No payments were made during the first quarter 2017. All USD amounts are based on an exchange rate of Ps20.72 to US$1.00 as of December 31, 2016.

Capped Calls

In relation to the capped calls purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March 2018, during March 2017 we amended capped calls transactions over 12.9 million CEMEX ADSs maturing in March 2018 with the purpose of unwinding the position. As a result, CEMEX received approximately US$13 million in cash. After this amendment, CEMEX retains an amount of capped calls over approximately 36.1 million CEMEX ADSs maturing in March 2018, with weighted average strike prices of US$8.0 and US$12.0 and an amount of capped calls over approximately 19.3 million CEMEX ADSs maturing in March 2018 with strike prices of US$8.92 and US$14.41.

Successful offer and take-over bid of Trinidad Cement Limited (TCL)

On January 24, 2017, Sierra Trading ("Sierra"), which is an indirect subsidiary of CEMEX, communicated that having received the Foreign Investment License from the Trinidad and Tobago Ministry of Finance, all terms and conditions have been complied with or waived and the Offer has accordingly been declared unconditional. In addition, the Offer closed in Jamaica on February 7, 2017. Sierra acquired all TCL shares deposited pursuant to the Offer up to the maximum number of the Offered Shares. TCL shares deposited in response to the Offer together with Sierra's existing shareholding in TCL represented approximately 69.83% of the outstanding TCL shares. The total consideration paid by Sierra for the TCL shares was approximately US$86 million. After conclusion of the Offer, CEMEX consolidates TCL for financial reporting purposes beginning February 1, 2017. During the quarter, TCL delisted from Jamaica and Barbados stock exchanges.

Discontinued Operations, Other Disposal Groups and Assets held for Sale

Discontinued Operations

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017 and the three-month period ended March 31 2016, included in CEMEX's statements of operations were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

On May 26, 2016, CEMEX concluded the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand for the three-month period ended March 31, 2016 included in CEMEX's statement of operations for the respective period were reclassified net of tax to the single line item "Discontinued operations."

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia (jointly the "Croatian Operations"), which mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. As of March 31, 2017, the closing of this transaction was still pending of the approval from the relevant authorities. The Croatian Operations included in CEMEX's statements of operations for the three-month periods ended March 31, 2017 and 2016 were reclassified net of tax to the single line item "Discontinued Operations." On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately does not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction will not close and CEMEX will maintain its Croatian Operations and continue to operate them. Beginning in the second quarter of 2017, CEMEX will reclassify the income statements of its Croatian Operations from the single line item "Discontinued Operations" to each specific line item of the statements of operations.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations mainly in: a) the Croatian Operations for the three-month periods ended March 31, 2017 and 2016; b) the Concrete Pipe Business for the one-month period ended January 31, 2017 and the three-month period ended March 31 2016; and c) Bangladesh and Thailand for the three-month period ended March 31 2016:

INCOME STATEMENT	Jan-Mar		First Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	1,076	2,245	1,076	2,245
Cost of sales and operating expenses	(1,121)	(2,131)	(1,121)	(2,131)
Other expenses, net	(7)	(10)	(7)	(10)
Interest expense, net and others	(4)	(58)	(4)	(58)
Income (loss) before income tax	(56)	46	(56)	46
Income tax	0	(22)	0	(22)
Net income (loss)	(56)	24	(56)	24
Non controlling interest net income	(0)	(1)	(0)	(1)
Controlling interest net income	(56)	23	(56)	23
Net gain on sale	3,072	(2)	3,072	(2)
Discontinued operations	3,016	21	3,016	21

2017 First Quarter Results Page 14

Other information

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the statement of operations for all reported periods. The main disposal groups are as follows:

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC") of certain assets consisting in CEMEX's cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 million. Odessa plant has an annual production capacity of approximately 537 thousand tons. CEMEX's statement of operations for the three-month period ended March 31, 2016 includes the operations of these assets consolidated line-by-line.

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX's statements of operations include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period in 2017 until their disposal in February 10 and for the three-month period ended March 31, 2016. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined statement of operations information of the net assets sold to GCC for the three-month period ended March 31, 2016 and those sold to Eagle Materials for the period in 2017 until their disposal in February 10 and for the three-month period ended March 31, 2016:

SELECTED INFORMATION	Jan-Mar		First Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	83	674	83	674
Cost of sales and operating expenses	(69)	(660)	(69)	(660)
Operating earnings before other expenses, net	14	15	14	15

Assets held for sale

On April 17, 2017, CEMEX announced that one of its subsidiaries in the U.S. signed a definitive agreement for the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of HeidelbergCement Group, for approximately US$150 million. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expects to finalize this divestiture during the second quarter of 2017 or soon thereafter.

As of March 31, 2017, the condensed combined balance sheet of CEMEX's Croatian Operations and of the Pacific Northwest Materials Business expected to be sold to Cadman Materials was as follows:

BALANCE SHEET [1]	As of March 31
(Millions of Mexican pesos)	2017
Current assets	819
Non-current assets	5,992
Assets held for sale	6,811
Current liabilities	534
Non-current liabilities	388
Liabilities directly related to assets held for sale	922
Net assets held for sale	5,890

[1] As of March 31, 2017, excludes other assets held for sale and other directly related liabilities for approximately $4,600 and $210, respectively, included in CEMEX's consolidated balance sheet

2017 First Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2017 and the first quarter of 2016 are 19.89 and 17.85 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2017, and March 31, 2016, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2017 and 2016, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, Trinidad y Tobago, Barbados and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in United Arab Emirates, Egypt, Israel, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,490.5 million for the first quarter of 2017; 1,490.5 million for year-to-date 2017; 1,482.6 million for the first quarter of 2016; and 1,482.6 million for year-to-date 2016.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2017	2016	2017	2016	2017	2016
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.89	17.85	19.89	17.85	18.73	17.28
Euro	0.9391	0.9022	0.9391	0.9022	0.938	0.8785
British pound	0.801	0.7043	0.801	0.7043	0.7981	0.6959

Amounts provided in units of local currency per US dollar.

2017 First Quarter Results Page 16